Mail Stop 4720

July 1, 2009

Don M. Bailey
President and Chief Executive Officer
Questcor Pharmaceuticals, Inc.
3260 Whipple Road
Union City, California 94587

> **Re:** **Questcor Pharmaceuticals, Inc.**
> **Form 10-K for the year ended 12/31/2008**
> **Filed March 16, 2009**
> **File No. 001-14758**

Dear Mr. Bailey:

We have reviewed your response and have the following comments. Where the comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 3

General

1. On page 11, you state, "We utilize CuraScript, a third party specialty distributor, to distribute Acthar. We rely on CuraScript for all of our proceeds from sales of Acthar in the United States. The outsourcing of these functions is complex, and we may experience difficulties that could reduce, delay or stop shipments of Acthar. If we encounter such distribution problems, Acthar distribution could become disrupted, resulting in lost revenues or customer dissatisfaction." Please revise to provide a description of each of the material terms of your distribution agreement, including, but not limited to any payment provisions, material obligations that must be met to keep the agreement in place, term and termination provisions. In addition, please file a copy of the agreement as an

exhibit. Alternatively, please provide us with a detailed analysis which supports your apparent conclusion that you are not substantially dependent on this distribution agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Schedule 14A filed on April 17, 2009

Compensation Discussion and Analysis

Process for Determining Executive Officer Compensation at Questcor, page 13

2. On page 14, you disclosed that your Compensation Committee and management each consulted independent compensation survey data to assist it in determining market pay practices for compensating executive officers. You also stated that "the survey data was reviewed to compare the Company's compensation levels to market compensation levels, taking into consideration the other companies' size and industry, and the individual executive officer's level of responsibility." Please provide additional disclosure on how your compensation committee uses this information in determining compensation. Based on your disclosure on pages 17-18, it appears that your compensation committee's recommendation for Mr. Bailey's compensation package was based in part on this compensation survey data. If your compensation committee uses this data as a reference point on which, wholly or in part, to base, justify or provide a framework for a compensation decision, please revise to disclose the name of the survey, if available, or provide the names of each of these companies used in the survey. See Question 118.05 of the Regulation S-K Compliance & Disclosure Interpretations.

Annual Performance-Based Cash Awards, page 14

3. Your Compensation Discussion and Analysis does not specifically disclose all corporate goals nor any individual performance goal used to determine your named executive officers' bonus payments. Please provide us with draft disclosure for your 2009 proxy statement which provides the following:

   - The specific performance objectives;
   - Confirmation that you will discuss the achievement of the objectives; and
   - A discussion of how the level of achievement will affect the actual bonuses to be paid.

   To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.

                              *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with responses. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Michael Rosenthall at (202) 551-3674 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director